APPENDIX G

CODE OF ETHICS

I.	INTRODUCTION

High ethical standards are essential for the success of ABR and to maintain the confidence of Advisory Clients. ABR is of the view that its long-term business interests are best served by adherence to the principle that Advisory Clients’ interests come first. ABR has a fiduciary duty to its Advisory Clients, which requires individuals associated with ABR to act solely for the benefit of Advisory Clients. Potential conflicts of interest may arise in connection with the personal trading activities of individuals associated with investment adviser firms. In recognition of ABR’s fiduciary obligations to its Advisory Clients and ABR’s desire to maintain its high ethical standards, ABR has adopted this Code of Ethics containing provisions designed to: (i) prevent improper personal trading by Access Persons; (ii) prevent improper use of material, non-public information about securities recommendations made by ABR or securities holdings of Advisory Clients’ (iii) identify conflicts of interest; and (iv) provide a means to resolve any actual or potential conflict in favor of the Advisory Client.

All Access Persons are required to comply with applicable Securities Laws. Failure to adhere to applicable Securities Laws could expose an employee to sanctions imposed by ABR, the SEC, or law enforcement officials. These sanctions may include, among others, disgorgement of profits, suspension or termination of employment by ABR, or criminal or civil penalties. If there is any doubt as to whether a Federal or State securities law applies, employees should consult the Chief Compliance Officer. The requirements set forth in this Code of Ethics are also intended to fulfill the ABR’s obligations under Rule 17j-1 promulgated under the Investment Company Act of 1940, as amended.

In accordance Rule 17j-1 under the Investment Company Act of 1940, it is prohibited for all of ABR’s Access Persons to engage in any of the following activities:

a.	To employ any device, scheme or artifice to defraud the Funds;

b.	To make any untrue statement of a material fact to the Funds or omit to state a material fact necessary in order to make the statements made to the Funds, in light of the circumstances under which they are made, not misleading;

c.	To engage in any act, practice or course of business that operates or would operate as a fraud or deceit on the Funds; or

d.	To engage in any manipulative practice with respect to the Funds.

Adherence to the Code of Ethics and the related restrictions on personal investing is considered a basic condition of employment for employees and Access Persons (as applicable) of ABR. If there is any doubt as to the propriety of any activity, employees should consult with the Chief Compliance Officer who is charged with the administration of this Code of Ethics, has general compliance responsibility for ABR and may offer guidance on securities laws and acceptable practices, as the same may change from time to time. The Chief Compliance Officer may rely upon the advice of outside legal counsel and/or compliance consultants.

II.	APPLICABILITY OF CODE OF ETHICS

A.	Personal Accounts of Access Persons. This Code of Ethics applies to all personal brokerage accounts of Access Persons whereby Access Persons have a beneficial interest and have the flexibility to partake in transactions involving financial instruments that fall within ABR’s covered universe of securities (“Personal Account”). Personal Accounts of all Access Persons. A Personal Account also includes an account maintained by or for:

(1)	Access Person’s spouse (other than a legally separated or divorced spouse of the Access Person) and minor children;

(2)	Any individuals who live in the Access Person’s household and over whose purchases, sales, or other trading activities the Access Person exercises control or investment discretion;

(3)	Any persons to whom the Access Person provides primary financial support, and either (i) whose financial affairs the Access Person controls, or (ii) for whom the Access Person provides discretionary advisory services;

(4)	Any trust or other arrangement which names the Access Person as a beneficiary; and

(5)	Any partnership, corporation, or other entity of which the Access Person is a director, officer or partner or in which the Access Person has a 25% or greater beneficial interest, or in which the Access Person owns a controlling interest or exercises effective control.

As provided in Section IV.A.(1) below, upon receipt of this Compliance Manual, each Access Person will be required to provide a comprehensive list of all Personal Accounts to ABR’s Chief Compliance Officer and/or outside compliance consultants.

B.	Access Person as Trustee. A Personal Account does not include any account for which an Access Person serves as trustee of a trust for the benefit of (i) a person to whom the Access Person does not provide primary financial support, or (ii) an independent third party.

(1)	Personal Accounts of Other Access Persons. A Personal Account of an Access Person that is managed by another Access Person is considered to be a Personal Account only of the Access Person who has a Beneficial Ownership in the Personal Account. The account is considered to be a client account with respect to the Access Person managing the Personal Account.

(2)	Solicitors/Consultants. Non-employee Solicitors or consultants are not subject to this Code of Ethics unless the Solicitor/consultant, as part of his duties on behalf of ABR, (i) makes or participates in the making of investment recommendations for ABR’s clients, or (ii) obtains information on recommended investments for ABR’s Advisory Clients.

(3)	Client Accounts. A client account includes any account managed by Investment Personnel of ABR, which is not a Personal Account.

III.	RESTRICTIONS ON PERSONAL INVESTING ACTIVITIES

A.	General. It is the responsibility of each Access Person to ensure that a particular securities transaction being considered for his or her Personal Account is not subject to a restriction contained in this Code of Ethics or otherwise prohibited by any applicable laws. When anything under this Code of Ethics prohibits the purchase or sale of a security, it also prohibits the purchase or sale of any related securities such as puts, calls, other options or rights in such securities. Personal securities transactions for Access Persons may be effected only in accordance with the provisions of this Code of Ethics.

B.	Pre-clearance of Transactions in Personal Accounts, et al. An Access Person and employee must obtain the prior written approval of the Chief Compliance Officer before engaging in the following transactions in his or her Personal Account, provided that the Chief Compliance Officer must obtain the prior written approval of the Chief Executive Officer:

●	direct or indirect purchase or sale of beneficial ownership in a security in a limited offering (as required under Rule 204A-1 of the Advisers Act) including personal investments in a Fund;

●	direct or indirect purchase or sale of any security in an initial public offering;

●	direct or indirect purchase or sale of any shares in the Funds; and

●	direct or indirect purchase or sale of any security that may be purchased or sold by an Advisory Client or a Fund (in particular the sale of securities previously owned by an employee upon becoming an Access Person (“Grandfathered Securities”)). The Portfolio Managers shall maintain and update a list of any securities that may be purchased or sold by an Advisory Client or a Fund.

A request for pre-clearance must be made by completing the Pre-Clearance Form in advance of the contemplated transaction. A Sample Pre-Clearance Form is attached as Exhibit 1. All approved trades must be executed no later than 5:00 p.m. local time on the business day following the date preclearance is granted. If any order is not timely executed, a request for preclearance must be resubmitted. For all personal trades in Funds advised by ABR, Access Persons must execute all orders by 3PM EST on the date . Any trades not communicated to the transfer agent by 3PM must be re-submitted the next day for pre-clearance and execution.

C.	Prohibition on Brokerage for Fund Sales

In accordance with Rule 12b-1(h)(1) promulgated under the Investment Company Act, neither the ABR nor any of its affiliates may compensate any broker/dealer for any promotion or sale of the Mutual Fund’s shares by directing to the broker/dealer (i) the Mutual Fund’s portfolio transactions or (ii) any remuneration, including but not limited to any commission, mark-up, mark-down or other fee (or portion thereof) received or to be received from the Mutual Fund’s portfolio transactions effected through any other broker/dealer. This policy does not prohibit the ABR from executing portfolio transactions through broker/dealers who also promote or sell the Mutual Fund’s shares so long as both the following requirements are met:

●        The persons responsible for selecting broker/dealers to effect the Mutual Fund’s portfolio transactions (“trading responsible personnel”) do not take into account, in making those decisions, broker/dealers’ promotion or sales of the Mutual Fund’s shares.

●        The Mutual Fund, ABR and the Mutual Fund’s principal underwriter do not enter into any formal or informal written or oral agreement or other understanding under which the Mutual Fund or the ABR directs, or is expected to direct, brokerage transactions or revenue generated by those transactions to a selling broker/dealer in recognition of the promotion or sale of the Mutual Fund’s shares.

To the extend any of the ABR’s employees acquire access to information about the number of shares of the Mutual Fund sold by a particular broker/dealer, such employees are prohibited from sharing such information with the ABR’s trading responsible personnel.

IV.	REPORTING REQUIREMENTS

A.	All Access Persons are required to submit to the Chief Compliance Officer (subject to the applicable provisions of Section V. below) the following reports:

(1)	Initial Holdings Report – Access Persons are required to provide the Chief Compliance Officer with an Initial Holdings Report within 10 days of the date that such person became an Access Person that meets the following requirements:

(a)	Must disclose all of the Access Person’s current securities holdings with the following content for each reportable security (as defined in IV.B. below) that the Access Person has any direct or indirect beneficial ownership:

●	title and type of reportable security;

●	ticker symbol or CUSIP number (as applicable);

●	number of shares;

●	principal amount of each reportable security.

(b)	Must disclose the name of any broker, dealer or bank with which the Access Person maintains a Personal Account.

(c)	Information contained in Initial Holding Reports must be current as of a date no more than 45 days prior to the date of submission.

(d)	The date upon which the report was submitted.

(e)	Access Persons should use the form of Initial Holdings Report contained in Exhibit 2 to this Code of Ethics.

(2)	Annual Holdings Report – Subject to the applicable provisions of Section V. below, Access Persons must also provide Annual Holdings Reports of all current reportable securities holdings at least once during each 12-month period (the “Annual Holding Certification Date”). For purposes of this Code, the Annual Holdings Certification Date is December 31. From a content perspective, such

Annual Holdings Reports must comply with the requirements of Section IV.A. (1)(a), (b) and (c) above. Access Persons should use the form of Annual Holdings Report contained in Exhibit 3 to this Code of Ethics.

(3)	Quarterly Transaction Reports – Subject to the applicable provisions of Section V. below, Access Persons must also provide quarterly securities transaction reports for each transaction in a reportable security (as defined in Section IV.B below) that the Access Person has any direct or indirect beneficial ownership. Such quarterly transaction reports must meet the following requirements:

(a)	Content Requirements – Quarterly transaction report must include:

●	date of transaction;

●	title of reportable security;

●	ticker symbol or CUSIP number of reportable security (as applicable);

●	interest rate or maturity rate (if applicable);

●	number of shares;

●	principal amount of reportable security;

●	nature of transaction (i.e., purchase or sale);

●	price of reportable security at which the transaction was effected;

●	the name of broker, dealer or bank through which the transaction was effected;

●	the date upon which the Access Person submitted the report.

●	With respect to any securities account established during the quarter that is beneficially owned directly or indirectly by the Access Person:

The name of the broker, dealer or bank with whom the Access Person established the account;

The date the account was established; and

The date the report is submitted by Access Person.

(b)	Timing Requirements – Subject to Section V.C, Access Persons must submit a quarterly transaction report no later than 30 days after the end of each quarter.

(c)	Access Persons should use the form of quarterly transaction report provided in Exhibit 4 to this Code of Ethics.

B.	Definition of Reportable Security – For purposes of the reporting requirements, a reportable security is any financial instrument that is known as a security and as defined in detail in Section 202(a)(18) of the Investment Company Act8, EXCEPT that it does NOT include:

(1)	Direct obligations of the Government of the United States;

(2)	Bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements;

(3)	Shares issued by money market funds;

(4)	Shares issued by registered open-end funds (i.e., mutual funds) that are registered under the Investment Company Act; provided that such funds are NOT registered funds managed by ABR or registered funds whose adviser or principal underwriter controls ABR, or is under common control with ABR (such funds, the “Reportable Funds”);

A “Reportable Security” includes shares that are issued by registered open-end funds which include, but are not limited to, (i) exchange-traded funds and (ii) the Reportable Funds.

V.	EXCEPTIONS FROM REPORTING REQUIREMENTS/ALTERNATIVE TO QUARTERLY TRANSACTION REPORTS

This Section sets forth exceptions from the requirements of Section IV. of this Code. All other requirements will continue to apply to any holding or transaction exempted from reporting pursuant to this Section. Accordingly, the following will be exempt only from the pre-clearance requirements of Section IV.:

A.	Pre-Clearance requirements are not required to be submitted with respect to any transactions effected pursuant to any Personal Account over which the Access Person has (or had) no direct or indirect influence or control (although transactions need to be reported in a Quarterly Transaction Report or duplicate brokerage statements and holdings need to be included on Initial and Annual Holdings Reports)[9];

B.	In such cases, Access Persons must provide the CCO with a written attestation directly from the Personal Account’s brokerage representative affirmatively stating that the Access Person does not have any direct or indirect investment discretion, influence, control or authority in terms of purchases/sales of specific equity or option positions in the Personal Account.

[8]	Under the Advisers Act, a “security” means any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security”, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guaranty of, or warrant or right to subscribe to or purchase any of the foregoing.

[9]	ABR, in its sole discretion, will determine which Personal Accounts are eligible for this exemption. For example, wrap accounts managed by a registered investment adviser would qualify under this exemption.

In addition, Access Persons must provide similar letter to the CCO on not less than an annual basis.

C.	Quarterly Transaction Reports are not required to be submitted with respect to any transactions effected pursuant to an automatic investment plan (although holdings need to be included on Initial and Annual Holdings Reports);

D.	Quarterly Transaction Reports are not required if the report would duplicate information contained in broker trade confirm or account statements that Access Person has already provided to the Chief Compliance Officer; provided, that such broker trade confirmation or account statements are provided to the Chief Compliance Officer within 30 days of the end of the applicable calendar quarter. This paragraph has no effect on an Access Person’s responsibility related to the submission of Initial and Annual Holdings Reports.

(1)	Access Persons that would like to avail themselves of this exemption should:

(a)	Ensure that the content of such broker confirms or account statements for any Personal Account meet the content required for Quarterly Transaction Review Reports set forth in Section IV.A.3 above; and

(b)	Inform the Chief Compliance Officer that you would like to avail yourself of this compliance option and provide the Chief Compliance Officer with the following for each of your Personal Accounts:

●	name of institution;

●	address of institution;

●	name of contact at institution;

●	identification numbers for personal accounts held at institution;

●	name of personal accounts held at institution.

(c)	The Chief Compliance Officer will then send the form of letter attached to this Code of Ethics as Exhibit 5 to the institutions in question.

VI.	PROTECTION OF MATERIAL NON-PUBLIC INFORMATION ABOUT SECURITIES/INVESTMENT RECOMMENDATIONS

In addition to other provisions of this Code of Ethics and ABR’s Compliance Manual (including Section XVI. of the Compliance Manual and the Insider Trading Procedures in Appendix H), Access Persons should note that ABR has a duty to safeguard material, non-public information about securities/investment recommendations provided to (or made on behalf of) Advisory Clients. As such, Access Persons generally should not share such information outside of ABR. Notwithstanding the foregoing, Access Persons and ABR may provide such information to persons or entities providing services to ABR, Advisory Client or the Funds where such information is required to effectively provide the services in question.

Examples of such are:

●	brokers;

●	accountants or accounting support service firms;

●	custodians;

●	transfer agents;

●	bankers;

●	lawyers; and

●	compliance consultants

If there are any questions about the sharing of material, non-public information about securities/investment recommendations made by ABR, please see the Chief Compliance Officer.

VII.	OVERSIGHT OF CODE OF ETHICS

A.	Reporting. Any situation that may involve a conflict of interest or other possible violation of this Code of Ethics must be promptly reported to the Chief Compliance Officer who must report it to the executive management of ABR.

B.	Review of Transactions. Each Access Person’s transactions in his/her Personal Accounts will be reviewed by the Chief Compliance Officer on a regular basis and compared to transactions entered into by ABR for Advisory Clients. Any transactions that are believed to be a violation of this Code of Ethics will be documented by the Chief Compliance Officer. The Chief Compliance Officer may delegate any of the responsibilities, powers and authorities conferred on him by this Code of Ethics.

C.	Sanctions. The executive management of ABR, with advice of outside legal counsel and/or compliance consultants, at its discretion, shall consider reports made to management and upon determining that a violation of this Code of Ethics has occurred, may impose such sanctions or remedial action management deems appropriate or to the extent required by law (as may be advised by outside legal counsel or other advisors). These sanctions may include, among other things, disgorgement of profits to a charity of the violator’s choice (with evidence of such donation provided to the Chief Compliance Officer, suspension or termination of employment with ABR, or criminal or civil penalties. ABR shall maintain written copies of such reports in accordance with its policies and procedures governing books and records.

VIII.	COMPLIANCE WITH SECURITIES LAWS

All employees are required to comply with applicable Securities Laws. Failure to adhere to applicable Securities Laws could expose an employee to sanctions imposed by ABR, the SEC, or law enforcement officials. These sanctions may include, among others, disgorgement of profits, suspension or termination of employment by ABR, or criminal or civil penalties. If there is any doubt as to whether a Federal securities law applies, employees should consult the Chief Compliance Officer.

IX.	CONFIDENTIALITY

All reports of securities transactions and any other information filed pursuant to this Code of Ethics shall be treated as confidential to the extent permitted by law.

X.	RESTRICTED LIST

Certain transactions involving ABR may require for business or legal reasons that Client Accounts or accounts of Access Persons not trade in certain securities for specified time periods. A security will be designated as “restricted” if: (i) ABR is involved in a transaction that places limits on the aggregate position held by the accounts in that security; and (ii) if trading in a security should be restricted for any other reason. ABR’s “restricted list” will be maintained by the Chief Compliance Officer and distributed as necessary to Access Persons. It is the Access Person’s responsibility to determine whether a security is on ABR’s restricted list prior to the execution of any personal securities transactions.